Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Market-Linked Notes Linked to the EURO STOXX 50® Index Due September 2, 2021

Preliminary Terms

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying index:	EURO STOXX 50® Index (ticker symbol: “SX5E”)
Pricing date:	August 28, 2018
Valuation date:	August 30, 2021
Maturity date:	September 2, 2021
Payment at maturity:

For each $1,000 stated principal amount note you hold at maturity, you will receive an amount in cash determined as follows:

▪  If the final index level is greater than the initial index level:
$1,000 + ($1,000 × the index return × the upside participation rate)

▪  If the final index level is less than or equal to the initial index level:
$1,000 + ($1,000 × the index return), subject to the minimum payment at maturity

If the final index level depreciates from the initial index level, you will be exposed to the first 5% of that depreciation and your payment at maturity will be less than the stated principal amount per note. You should not invest in the notes unless you are willing and able to bear the risk of losing up to $50 per note. The notes are unsecured debt securities. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Leverage factor:	125% to 130%*
Minimum payment at maturity:	$950 per note (95% of the stated principal amount)
CUSIP / ISIN:	17324CYD2 / US17324CYD28

* The actual leverage factor will be determined on the pricing date

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Index return:	The final index level minus the initial index level, divided by the initial index level

Hypothetical Payment at Maturity Diagram*

* Assumes that the leverage factor is equal to the lowest value indicated under Preliminary Terms.

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated July 20, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•	You may not receive any return on your investment in the notes and may lose up to 5% of your investment. You will receive a positive return on your investment in the notes only if the underlying index appreciates from the initial index level to the final index level. If the final index level of the underlying index is less than the initial index level, you will lose 1% of the stated principal amount of the notes for every 1% by which the final index level is less than the initial index level, subject to a maximum loss of 5% of your investment.

•	The notes do not pay interest.

•	Your payment at maturity depends on the closing level of the underlying index on a single day.

•	Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

•	Sale of the notes prior to maturity may result in a loss of principal.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the notes are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com